NO ACT

10
2-9-09

09038711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 10, 2009

Received SEC

MAR 1 0 2009

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-10-09

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Honeywell International Inc.
Incoming letter dated February 9, 2009

Dear Mr. Chevedden:

This is in response to your letter dated February 9, 2009 concerning the shareholder proposal you submitted to Honeywell. We have also received a letter from Honeywell dated February 11, 2009. On February 3, 2009, we issued our response expressing our informal view that Honeywell could exclude the proposal from its proxy materials for its upcoming annual meeting. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 9, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Honeywell International (HON)
Rule 14a-8 Proposal: Independent Lead Director
John Chevedden

Ladies and Gentlemen:

This is in regard to Honeywell International Inc. (February 3, 2009) concerning the rule 14a-8 proposal with the following text (emphasis added):

[HON: Rule 14a-8 Proposal, October 15, 2008]
3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. ***The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.***

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including
executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

This is to respectfully request that permission be granted for the deletion of the following 12-words in the above text as illustrated in the following strike-out:
The standard of independence would be ~~the standard set by the Council of Institutional Investors which is simply~~ an independent director is a person whose directorship constitutes his or her only connection to the corporation.

And thus to state:
The standard of independence would be an independent director is a person whose directorship constitutes his or her only connection to the corporation.

Division of Corporation Finance: Staff Legal Bulletin No. 14 permits shareholders to revise their proposals in certain circumstances (emphasis added):

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:
...

Rule 14a-8(i)(3) If the proposal contains specific statements that may be materially false or misleading or ***irrelevant*** to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.

The above strikeout words are irrelevant to the rule 14a-8 proposal to the extent that the proposal is complete without the words.

Staff Legal Bulletin No. 14B (CF) states: "We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature …":

2. Our approach to rule 14a-8(i)(3) no-action requests

As we noted in SLB No. 14, there is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that ***permit shareholders to make revisions that are minor in nature*** and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily. Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules.

The deletion of 12-words is simple and "minor in nature."

For these reasons it is requested that permission be granted to delete 12-words from the above rule 14a-8 proposal.

Sincerely,

John Chevedden

cc:
Thomas Larkins <Tom.Larkins@Honeywell.com>

Honeywell

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973 455-5208
973 455-4413 Fax
tom.larkins@honeywell.com

February 11, 2009

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Response to
February 9 Letter Submitted by Mr. John Chevedden

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company"), we are filing this letter by email to respond to the letter from John Chevedden (the "Proponent") to the staff of the Division of Corporation Finance (the "Staff") dated February 9, 2009 (the "Proponent's Response") relating to the shareowner proposal and supporting statement (the "Proposal") submitted to the Company by the Proponent. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are also filing six hard copies of this letter. The Staff issued a no-action letter granting the Company relief relating to the Proposal on February 3, 2009 (the "Staff's No-Action Letter"). The Proponent's Response and the Staff's No-Action Letter are attached hereto as Annexes A and B, respectively. We are sending a copy of this letter by email and overnight courier to the Proponent.

The Proponent's Response seeks to strike a portion of the final sentence of the resolution paragraph of the Proposal, indicated as follows:

> Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be ~~the standard set~~

> ~~by the Council of Institutional Investors which is simply~~ an independent director is a person whose directorship constitutes his or her only connection to the corporation.

We refer to the Proponent's requested alteration of the Proposal as the "Proponent's Alteration."

As permitted by Section E.3 of Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB No. 14"), the Company does not consent to the Proponent's Alteration. Moreover, the Company believes that the proposed revision is moot in this case where the Staff has already given the Company no-action relief without permitting revision of the Proposal in the Staff's No-Action Letter. Although the Staff occasionally permits revisions when there are "minor defects that could be corrected easily," Staff Leg. Bull. No. 14B (Sept. 15, 2004), that is clearly not the case here because the Proponent's Alteration completely "alter[s] the substance of the [P]roposal" (SLB No. 14) by changing the proposed independence standard that would be applicable to the Company's directors under this Proposal. Moreover, SLB No. 14 recognized the "limited role [of the Staff] after [it] issue[s] [its] no-action response," which is principally confined to resolving disputes relating to a company's supporting statement.

In addition, Section E.3 of SLB No. 14 states that the Staff "base[s] [its] no-action response on the proposal included in the company's no-action request" and "it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both." The Company respectfully requests the Staff concur that the Proponent's Alteration is excludable as both "more than one proposal [submitted] to a company for a particular shareholders' meeting" and untimely, as it was not received by the Company by the November 13, 2008 deadline printed in the Company's 2008 proxy materials.

* * *

Based on the Staff's No-Action Letter and the points discussed above, we intend to exclude the Proposal from our 2009 proxy materials. If you have any questions concerning this matter, please call me at 973.455.5208.

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden, via email FISMA & OMB Memorandum M-07-16 and overnight courier

#245338

<u>Annex A</u>

Proponent's Response

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 9, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Honeywell International (HON)
Rule 14a-8 Proposal: Independent Lead Director
John Chevedden

Ladies and Gentlemen:

This is in regard to Honeywell International Inc. (February 3, 2009) concerning the rule 14a-8 proposal with the following text (emphasis added):

[HON: Rule 14a-8 Proposal, October 15, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. ***The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.***

The clearly delineated duties at a minimum would include:
- Presiding at all meetings of the board at which the chairman is not present, including
executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

This is to respectfully request that permission be granted for the deletion of the following 12-words in the above text as illustrated in the following strike-out:
The standard of independence would be ~~the standard set by the Council of Institutional Investors which is simply~~ an independent director is a person whose directorship constitutes his or her only connection to the corporation.

And thus to state:
The standard of independence would be an independent director is a person whose directorship constitutes his or her only connection to the corporation.

Division of Corporation Finance: Staff Legal Bulletin No. 14 permits shareholders to revise their proposals in certain circumstances (emphasis added):

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:
...

Rule 14a-8(i)(3) If the proposal contains specific statements that may be materially false or misleading or ***irrelevant*** to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.

The above strikeout words are irrelevant to the rule 14a-8 proposal to the extent that the proposal is complete without the words.

Staff Legal Bulletin No. 14B (CF) states: "We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature ...":

2. Our approach to rule 14a-8(i)(3) no-action requests

As we noted in SLB No. 14, there is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that ***permit shareholders to make revisions that are minor in nature*** and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily. Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules.

The deletion of 12-words is simple and "minor in nature."

For these reasons it is requested that permission be granted to delete 12-words from the above rule 14a-8 proposal.

Sincerely,

John Chevedden

cc:
Thomas Larkins <Tom.Larkins@Honeywell.com>

Annex B

Staff's No-Action Letter

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 3, 2009

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Re: Honeywell International Inc.
Incoming letter dated December 18, 2008

Dear Mr. Larkins:

This is in response to your letters dated December 18, 2008 and December 23, 2008 concerning the shareholder proposal submitted to Honeywell by John Chevedden. We also have received letters from the proponent dated December 20, 2008 and December 26, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 18, 2008

The proposal requests that the board take the steps necessary to adopt a bylaw to provide for an independent lead director and further provides that the "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation."

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 26, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Honeywell International (HON)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Lead Director
John Chevedden

Ladies and Gentlemen:

This responds to the company December 23, 2008 supplement and the December 18, 2008 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. ***The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.***

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including
executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

The company objection is directed at the text of the proposal which gives the Council of Institutional Investors definition of an independent director. The company unrealistically claims that there should be a long definition of certain trivial exceptions noted in this Council of Institutional Investors definition in a rule 14a-8 proposal that is limited to a mere 500-words.

The company December 23, 2008 letter repeats the purported importance of including certain trivial exceptions. The company claims that to "capture the complexity" of trivial items is appropriate for 500-word proposals.

The company implausibly claims that the Council of Institutional Investors definition of an independent director could be confused with another definition which is not even mentioned in the proposal.

The company essentially claims that no standard of independence could be mentioned in the rule 14a-8 proposal unless such standard was not subject to change *and this is not contested in the company December 23, 2008 letter.*

The company failed to note that the Council of Institutional Investors definition in this very proposal was missing from the proposals in Schering-Plough Corp. (March 7, 2008) and JPMorgan Chase & Co. (March 5, 2008). *The company December 23, 2008 letter tries to give the false impression that this same 35-word definition from the 2009 proposal was included in the 2008 Schering-Plough and JPMorgan proposals:*
"The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation."

In fact this 15-word text was used in the Schering-Plough and JPMorgan proposals:
"The standard of independence would be the standard set by the Council of Institutional Investors [Period]."

The company also failed to note that PG&E in fact published the Independent Lead Director proposal in its 2008 definitive proxy, that was the subject of PG&E Corporation (March 7, 2008), and this publication included the same 15-word CII definition as the Schering-Plough and JPMorgan proposals. The attached exhibit shows that PG&E acknowledged that it failed to provide the shareholder party with a copy of its no action request and PG&E then withdrew its no action request.

The company December 23, 2008 letter does not contest that the proposal in PG&E Corporation (March 7, 2008), with the following text, was published in the 2008 PG&E definitive proxy:
"The standard of independence would be the standard set by the Council of Institutional Investors [Period]."

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Thomas Larkins <Tom.Larkins@Honeywell.com>

PG&E Corporation.

Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
frances.chang@pge-corp.com

March 20, 2008

Via E-Mail and U.S Mail

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation — Proposal from Chris Rossi Submitted to PG&E Corporation Pursuant to Rule 14a-8

Ladies and Gentlemen:

We have reviewed Mr. Chevedden's letter to the Division of Corporation Finance of the Securities and Exchange Commission, dated March 14, 2008 (attached). The letter relates to a shareholder proposal submitted by Mr. Chris Rossi (requesting an independent lead director) for inclusion in PG&E Corporation 2008 proxy materials.

After reviewing our files, we have confirmed that PG&E Corporation's No-Action Letter request regarding Mr. Rossi's proposal inadvertently was not delivered to Mr. Chevedden in a timely manner. PG&E Corporation did attempt to send the No-Action Letter Request to Mr. Chevedden by facsimile, but it appears that the transmission attempts did not succeed.

As a result, please note that PG&E Corporation is withdrawing its No-Action Letter request with respect to this proposal. PG&E Corporation also will include Mr. Chris Rossi's proposal in PG&E Corporation's 2008 proxy materials.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very truly yours,

Frances S. Chang

Attachment

Honeywell

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

December 23, 2008

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Supplemental Submission relating to a Shareowner Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company" or "Honeywell"), we are filing this letter by email to supplement the no-action request that we submitted on behalf of the Company on December 18, 2008 relating to the shareowner proposal and supporting statement (the "Proposal") submitted to the Company by Mr. John Chevedden (the "Proponent"). Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are also filing six hard copies of this letter. The purpose of this supplemental submission is to respond to the Proponent's letter to the staff of the Division of Corporation Finance (the "Staff") dated December 20, 2008 (the "Proponent's Response"). The Company received the Proponent's Response on December 20, 2008 and the response and related shareowner correspondence are attached hereto as Exhibit A. We are sending a copy of this letter to the Proponent by email and overnight courier.

The Proponent's Response erroneously states that the Company "failed to note that the Council of Institutional Investors definition in [the Proposal] was missing from the proposals in" Schering-Plough Corp. (Mar. 7, 2008) and JPMorgan Chase & Co. (Mar. 5, 2008). The Company, however, pointed out that the proposals in PG&E Corp. (Mar. 7, 2008), Schering-Plough and JPMorgan Chase stated that "[t]he standard of independence would be the standard set by the Council of Institutional Investors." Moreover, in both Schering-Plough and JPMorgan Chase, the Staff concluded that the proposals could be excluded as vague and indefinite pursuant to Exchange Act Rule 14a-8(i)(3). In supporting its position that these precedents are controlling and require a conclusion that the Proposal may be excluded, the Company stated:

> Although the Proposal is completely devoid of any meaningful description of the [Council of Institutional Investors ("CII")] independence standards, the Proponent attempts to avoid the Staff's positions in the letters such as PG&E [and Schering-Plough and JPMorgan] by adding that "an independent director is a person whose directorship constitutes his or her only connection to the corporation." However, neither this additional language, nor the Proposal taken as a whole, captures the extent or complexity of the CII standards; instead, it merely provides a cursory summary of independence standards in general – and one that is misleading.

The Proposal references third-party standards without adequately describing these standards in the Proposal. As a result, Honeywell shareowners can neither understand nor appreciate what they are being asked to vote on and how the Proposal relates to the current independence standards imposed on the Company by the New York Stock Exchange. In this respect, the Proposal is also misleading in suggesting that "an independent director is a person whose directorship constitutes his or her only connection to the corporation," which is not accurate since multiple "connections" are in fact permitted so long as they satisfy various substantive or temporal tests, none of which are referenced in the Proposal. While the Proponent seeks to minimize the permitted relationships, the fact remains that even the Proposal fails utterly to capture the complexity of the independence test advanced by the CII. See CII, Corporate Governance Policies, § 7, available at http://www.cii.org/policies.

The Proponent finally argues that PG&E cannot stand as support for the Company's request to exclude the Proposal, since the PG&E proposal was included in the company's proxy materials. But the Proponent neglects to state that the inclusion was voluntary and as a result of the company's recognition – after receiving no-action relief from the Staff permitting the exclusion of the proposal as vague and indefinite – that it had inadvertently failed to meet certain procedural requirements. The Company therefore maintains that the Proposal may be properly excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, as well as misleading.

* * *

For the foregoing reasons, the Company reiterates its request that the Staff confirm it will not recommend any enforcement action to the Securities and Exchange Commission if the Company omits the Proposal. We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2009 proxy materials. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden, FISMA & OMB Memorandum M-07-16 ***
and FedEx

Exhibit A

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Saturday, December 20, 2008 10:29 PM
To: shareholderproposals@sec.gov
Cc: Larkins, Tom
Subject: # 1 Honeywell International (HON) - Rule 14a-8 Proposal: Independent Lead Director na'

Please see the attachment.
Sincerely,
John Chevedden

CCE00000.pdf

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 20, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Honeywell International (HON)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Lead Director
John Chevedden

Ladies and Gentlemen:

This is the first response to the company December 18, 2008 no action request regarding this rule 14a-8 proposal with the following text (emphaisis added):

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. ***The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.***

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including
executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

The company objection is directed at the text of the proposal which gives the Council of Institutional Investors definition of an independent director. The company unrealistically claims that there should be a long definition of certain trivial exceptions noted in this Council of Institutional Investors definition in a rule 14a-8 proposal that is limited to a mere 500-words.

The company implausibly claims that the Council of Institutional Investors definition of an independent director could be confused with another definition which is not even mentioned in the proposal.

The company essentially claims that no standard of independence could be mentioned in the rule 14a-8 proposal unless such standard was not subject to change.

The company failed to note that the Council of Institutional Investors definition in this very proposal was missing from the proposals in Schering-Plough Corp. (March 7, 2008) and JPMorgan Chase & Co. (March 5, 2008).

The company also failed to note that in the company-cited PG&E Corporation (March 7, 2008), which included the same CII definition as this proposal, that PG&E in fact published the proposal in its 2008 definitive proxy. The attached exhibit shows that PG&E acknowledged that it failed to provide the shareholder party with a copy of its no action request and PG&E then withdrew its no action request.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Thomas Larkins <Tom.Larkins@Honeywell.com>

PG&E Corporation.

Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite [illegible]
San Francisco, CA 94105

415.817.8207
Fax: [illegible]
francesschang@pge-corp.com

March 20, 2008

Via E-Mail and U.S Mail

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation— Proposal from Chris Rossi Submitted to PG&E Corporation Pursuant to Rule 14a-8

Ladies and Gentlemen:

We have reviewed Mr. Chevedden's letter to the Division of Corporation Finance of the Securities and Exchange Commission, dated March 14, 2008 (attached). The letter relates to a shareholder proposal submitted by Mr. Chris Rossi (requesting an independent lead director) for inclusion in PG&E Corporation 2008 proxy materials.

After reviewing our files, we have confirmed that PG&E Corporation's No-Action Letter request regarding Mr. Rossi's proposal inadvertently was not delivered to Mr. Chevedden in a timely manner. PG&E Corporation did attempt to send the No-Action Letter Request to Mr. Chevedden by facsimile, but it appears that the transmission attempts did not succeed.

As a result, please note that PG&E Corporation is withdrawing its No-Action Letter request with respect to this proposal. PG&E Corporation also will include Mr. Chris Rossi's proposal in PG&E Corporation's 2008 proxy materials.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very truly yours,

Frances S. Chang

Attachment

Honeywell

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

December 18, 2008

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Notice of Intention to
Omit Shareowner Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company" or "Honeywell"), we are filing this letter by email. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are also filing six hard copies of this letter, including the related shareowner proposal and supporting statement (the "Proposal") submitted by Mr. John Chevedden (the "Proponent"), for inclusion in the Company's proxy materials for the 2009 annual meeting of shareowners (the "2009 Proxy Materials").

The Proposal and related shareowner correspondence are attached hereto as Exhibit A. The Proposal, in pertinent part, requests that Honeywell shareowners adopt the following resolution:

> Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

For the reasons set forth below, we intend to omit the Proposal from the Company's 2009 Proxy Materials. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal. We are sending a copy of this letter by email to the Proponent as formal notice of the Company's intention to exclude the Proposal from its 2009 Proxy Materials.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3).

Exchange Act Rule 14a-8(i)(3) permits the Company to omit a shareowner proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has clarified that exclusion of a proposal under Rule 14a-8(i)(3) may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bull. No. 14B (Sept. 15, 2004); see also Phila. Elec. Co. (July 30, 1992). A proposal may also be excludable as vague or indefinite where the company "would be unable to determine what action should be taken," Int'l Bus. Machs. Corp. (Jan. 14, 1992), or "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal," Fuqua Indus., Inc. (Mar. 12, 1991). See also Dyer v. Secs. & Exch. Comm'n, 287 F.2d 773, 781 (8th Cir. 1961) (describing a vague and indefinite proposal as one that "make[s] it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

The Staff has consistently deemed a proposal impermissibly vague or indefinite where it calls for the company to adopt, consider or abide by a standard or set of guidelines established by a third party without providing a detailed description of the substantive provisions of those standards or guidelines. See, e.g., Smithfield Foods, Inc. (July 18, 2003); Johnson & Johnson (Feb. 7, 2003). In PG&E Corp. (Mar. 7, 2008), for example, the company sought to exclude a shareowner proposal that was nearly identical to the Proposal. The PG&E proposal stated, in relevant part:

> Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to generally be expected to serve for more than one continuous year, unless our company has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.

Id. The company argued that although the proposal included a reference to the independence standards established by the Council of Institutional Investors (the "CII"), those standards were not adequately described in the proposal. Id. Consequently, the company's shareowners would not fully understand what they were being asked to vote on, and they would not know how the proposal's definition of independence differed from the company's existing independence standards. Id. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(3) as impermissibly vague and indefinite. Id.; see also Schering-Plough Corp. (Mar. 7, 2008) (same); JPMorgan Chase & Co. (Mar. 5, 2008) (same); Boeing Corp. (Feb. 10, 2004) (excluding a proposal as vague and indefinite that sought "an independent director, according to the 2003 [CII] definition," to serve as chairman).

Although the Proposal is completely devoid of any meaningful description of the CII independence standards, the Proponent attempts to avoid the Staff's positions in the letters such as PG&E by adding that "an independent director is a person whose directorship constitutes his or her only connection to the corporation." However, neither this additional language, nor the Proposal taken as a whole, captures the extent or complexity of the CII standards; instead, it merely provides a cursory summary of independence standards in general – and one that is misleading. The CII independence standards (relevant excerpts of which are attached hereto as Exhibit B) do not in fact require that a director's "only" connection to a company be his or her position as such in order to be independent. They instead provide that an independent director is "someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship" and list seven guidelines for determining independence in light of this principle. In other words, the CII independence standards do contemplate certain limited connections with a company that would not prevent a director from being considered independent. The Proposal fails entirely to identify that point or to capture the temporal and substantive limitations provided for in the guidelines underpinning the CII independence standards.

The omission of a detailed description of the CII independence standards has the further potential to mislead Honeywell shareowners insofar as it may suggest, incorrectly, that the CII independence standards are the same as those already applicable to the Company's directors under the New York Stock Exchange ("NYSE") listing standards ("Listing Standards"). The Company's shareowners would have no way of knowing that the standards they are being asked to approve are different from, and more restrictive than, the independence requirements already applicable to the Company's directors under the NYSE Listing Standards. For example, the Proposal neither references the extended look-back periods of the CII independence standards (five-year look-back tests for assessing independence in contrast to the significantly more stringent NYSE-imposed three-year look-back tests) nor the guidelines for assessing whether a certain connection would prevent a director from being considered independent. Indeed, based on the Proposal, Honeywell shareowners would not be able to differentiate at all between the unspecified independence standard advocated by the Proponent and the NYSE Listing Standards.

Because the Proposal neither describes CII's independence standards in detail nor fixes the applicable standard based on CII's current standard, the Proposal would also require the lead director to meet whatever standard CII may choose to adopt in the future (including during the interval between the Company's publication of the 2009 Proxy Materials and the Company's annual meeting). Because the standard may change from time to time, without input from, or notice to, the Company or its shareowners, Honeywell shareowners could not possibly know what standard of independence they are being asked to approve. See also CII, Council Policies, available at http://www.cii.org/policies ("governance policies of [CII] are a living document that is constantly reviewed and updated").

The applicable independence standard is the core of the Proposal and clearly would be material to a shareowner's determination whether to vote for or against the Proposal. It is thus essential that shareowners understand the meaning of "independence" used in the Proposal so that they can assess whether the lead director would in fact provide "independent oversight of management" as contemplated by the Proposal. In our view, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal without at least knowing what standard of independence they are voting on. We believe, therefore, that the Proposal is properly excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, as well as misleading.

* * *

We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2009 Proxy Materials. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden, ***FISMA & OMB Memorandum M-07-16***

Exhibit A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002

Rule 14a-8 Proposal

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

October 15, 2008
Date

cc: Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413

[HON: Rule 14a-8 Proposal, October 15, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of John Chevedden

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

An Independent Lead Director should be selected primarily on qualifications as a Lead Director, and not simply default to a Director who has another designation on our Board. Additionally an Independent Lead Director should not be an annual rotating position just as the person is gaining valuable Lead Director experience.

The merits of this Independent Lead Director proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Board Effectiveness – Previous rating "F."
  - "Very High Concern" in CEO pay – $18 million.
  - "High Governance Risk Assessment."
- We did not have an Independent Board Chairman – Independence concern.
- Plus we did not have a Lead Director called for in our bylaws.

Additionally:

- Six of our directors also served on boards rated "D" by The Corporate Library:

David Cote	JPMorgan (JPM)
Gordon Bethune	Sprint Nextel (S)
John Stafford	Verizon (VZ)
Michael Wright	Wells Fargo (WFC)

Jaime Pardo	AT&T Inc. (T)
Linnet Deily	Chevron Corporation (CVX)

- We had no shareholder right to:
  Cumulative voting.
  Act by written consent.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Independent Lead Director –
Yes on 3

Notes:
Sponsor: John Chevedden, ***FISMA & OMB Memorandum M-07-16***

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

Exhibit B

The Council of Institutional Investors
Corporate Governance Policies

7. Independent Director Definition

7.1 **Introduction:** Members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members and all members of the audit, compensation and nominating committees should meet this standard) is in the corporation's and all shareowners' ongoing financial interest because:

- Independence is critical to a properly functioning board;
- Certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification;
- The effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareowners or other board members; and
- While an across-the-board application of *any* definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

The members of the Council recognize that independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, the independence of the director depends on all relationships the director has, including relationships between directors, that may compromise the director's objectivity and loyalty to shareowners. It is the obligation of the directors to consider all relevant facts and circumstances, to determine whether a director is to be considered independent.

The members of the Council approved the following basic definition of an independent director:

7.2 **Basic Definition of an Independent Director:** An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

7.3 **Guidelines for Assessing Director Independence:** The notes that follow are supplied to give added clarity and guidance in interpreting the specified relationships. A director will not be considered independent if he or she:

7.3a Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by the corporation or employed by or a director of an affiliate;

NOTES: An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 20 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, joint venture partners and general partners meet the definition of an affiliate, and officers and employees of joint venture enterprises and general partners are considered affiliated. A subsidiary is an affiliate if it is at least 20 percent owned by the corporation.

Affiliates include predecessor companies. A "predecessor" is an entity that within the last 5 years was party to a "merger of equals" with the corporation or represented more than 50 percent of the corporation's sales or assets when such predecessor became part of the corporation.

"Relatives" include spouses, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins, and anyone sharing the director's home.

7.3b Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee, director or greater-than-20-percent owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants or that receives revenue of at least $50,000 for being a paid adviser or consultant to an executive officer of the corporation;

NOTES: Advisers or consultants include, but are not limited to, law firms, auditors, accountants, insurance companies and commercial/investment banks. For purposes of this definition, an individual serving "of counsel" to a firm will be considered an employee of that firm.

The term "executive officer" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

7.3c Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by or has had a 5 percent or greater ownership interest in a third-party that provides payments to or receives payments from the corporation and either: (i) such payments account for 1 percent of the third-party's or 1 percent of the corporation's consolidated gross revenues in any single fiscal year; or (ii) if the third-party is a debtor or creditor of the corporation and the amount owed exceeds 1 percent of the corporation's or third party's assets. Ownership means beneficial or record ownership, not custodial ownership;

7.3d Has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under, a personal contract with the corporation, an executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers—even if no other services from the director are specified in connection with this relationship;

7.3e Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a *direct* beneficiary of *any* donations to such an organization;

NOTES: A "significant grant or endowment" is the lesser of $100,000 or 1 percent of total annual donations received by the organization.

7.3f Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, part of an interlocking directorate in which the CEO or other employee of the corporation serves on the board of a third-party entity (for-profit or not-for-profit) employing the director or such relative;

7.3g <u>Has a relative</u> who is, or in the past 5 years has been, an employee, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation; or

7.3h Is a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management except to the extent there is a fully disclosed and narrow voting arrangement such as those which are customary between venture capitalists and management regarding the venture capitalists' board seats.

The foregoing describes relationships between directors and the corporation. The Council also believes that it is important to discuss relationships between directors on the same board which may threaten either director's independence. A director's objectivity as to the best interests of the shareowners is of utmost importance and connections between directors outside the corporation may threaten such objectivity and promote inappropriate voting blocks. As a result, directors must evaluate all of their relationships with each other to determine whether the director is deemed independent. The board of directors shall investigate and evaluate such relationships using the care, skill, prudence and diligence that a prudent person acting in a like capacity would use.

(updated Oct. 7, 2008)